UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ispire Technology Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

19700 Magellan Drive

Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90502

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ispire Technology Inc. (the “Company”) is not filing by the prescribed due date its Form 10-K for the fiscal year ended June 30, 2024 (the “Form 10-K”). The Company is working to file its Annual Report on Form 10-K on or before the fifteenth calendar day extension provided by Rule 12b-25. The Company analyzed a classification error and omission of disclosing noncash investing and financing activities related to acquisition of ROU assets in exchange for operating lease liabilities in its statement of cash flows in its fiscal year 2023 financial statements, first disclosed in the Company’s Form 10-Q filed February 20, 2024, and is in the process of assessing the impact of the error to its internal controls. The Company’s Audit Committee has determined that the Company needs to restate its 2023 financial statements to address the error. The Company is working diligently to provide Marcum LLP, its independent auditor, with the information needed to perform audit procedures on adjustments that will be made to the fiscal year 2023 financial statements. The Company’s predecessor auditor withdrew from the PCAOB in early 2024, based on this withdrawal, the predecessor auditor is not able to perform audit procedures on the adjustments that will be made to the Company’s fiscal year 2023 financials.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Michael Wang	(310)	742-9975
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect to report a approximately 31.4% increase in revenue to approximately $151.9 million of revenue for the fiscal year ended June 30, 2024 (“FY 2024”) and compared to $115.6 million in the fiscal year ended June 30, 2023 (“FY 2023”). Gross profit is expected to increase by 43.3% to approximately $29.8 million in FY 2024 compared to $20.8 million in FY 2023. Gross margin is expected to increase to approximately 19.6% in FY 2024 compared to 18.0% in FY 2023.

Total operating expenses are expected to increase to approximately $43.8 million in FY 2024 as compared to $25.3 million in the 2023 fiscal year. We expect our net loss to increase to approximately $14.9 million, from $6.1 million in FY 2023. This expected increase is primarily due to expenses to support the expanded business footprint in the areas of payroll and contract wages, sales and marketing, professional fees, as well as increased stock-based compensation.

The foregoing financial information is unaudited, and may be subject to change, and actual results may vary when reported on the Company’s Form 10-K.

Ispire Technology Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 13, 2024	By:	/s/ Michael Wang
Michael Wang
	Title:	Co-Chief Executive Officer

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